

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

<u>Via E-mail</u>
Jeremy D. Harris- President
Arrow Cars International Inc.
Calle del Escritor Herrara Santaolalla, No. 2
Churriana, Malaga, Spain 29140

> **Re: Arrow Cars International Inc.**
> **Form S-1 Registration Statement**
> **File No. 333-184611**

Dear Mr. Harris:

We note that your financial statements for the years ended December 31, 2012 and December 31, 2011 were audited by Labrozzi & Co., P.A. Effective February 13, 2014, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Labrozzi & Co., P.A. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/2014_Labrozzi.pdf

As Labrozzi & Co., P.A.is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Labrozzi & Co., P.A. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Labrozzi & Co., P.A. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Labrozzi & Co., P.A.at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Labrozzi & Co., P.A.'s registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than March 7, 2014. If you have any questions, please contact Juan Migone, Staff Accountant at 202-551-3312.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Branch Chief